

February 21, 2013

Via E-mail
Joshua Kornberg
Chief Executive Officer
BioDrain Medical, Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

> **Re: BioDrain Medical, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 3 Filed February 8, 2013**
> **File No. 333-179145**

Dear Mr. Kornberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Please expand your prospectus summary disclosure regarding your ability to continue as a going concern to inform investors clearly about the language in your auditor's report regarding substantial doubt about your ability to continue as a going concern. Also highlight in your prospectus summary the amount of your obligations that is past due or in default.

Executive Compensation, page 30

2.   Please update your disclosure required by Item 402 of Regulation S-K to include the information for your most recently completed fiscal year.

Selling Security Holders, page 47

3. Please expand your response to comment 2 in our letter to you dated February 16, 2012 to tell us clearly whether any of the offered shares represent (1) fees for attending future board meetings, (2) shares underlying any portion of a note for which you have not yet received the "advance," or (3) consideration to be earned upon default, pre-payment or any other event that has not yet occurred.

4. Refer to your response to comment 4 in our letter dated February 16, 2012. Although you may not have complied with your obligations in the note and restated note agreements, it remains unclear why the selling stockholder who provides you periodic "advances" should not be identified as an underwriter who is required to sell at a fixed price for the duration of the offering given that the terms of the agreements he negotiates with you include provisions directing the proceeds of his investment to your activities regarding promotion of a market for the securities offered by the selling stockholder. Please advise, citing any relevant authority on which you relied regarding the effect of the provision included in the note agreements. Include in your response the dates of each "advance" provided to you under the agreements with the selling stockholder or his affiliates.

Financial Statements, page F-1

5. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Martin Rosenbaum, Esq.